SCHEDULE A

Transactions of the Reporting Persons Effected

During the Past Sixty (60) Days

The following table sets forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty (60) days. Except as noted below, all such transactions were effected by the Reporting Persons in the open market through brokers and the price per share excludes commissions. Where a price range is provided in the column titled "Price Range ($)", the price reported in the column titled "Price Per Share ($)" is a weighted average price. These shares of Common Stock were sold or purchased in multiple transactions at prices between the price ranges indicated in the column titled "Price Range ($)". The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of shares of Common Stock sold or purchased at each separate price.

Trade Date	Shares Purchased (Sold)	Price Per Share ($)	Price Range ($)

01/02/2026	65,907	33.71	33.66 - 33.77
01/05/2026	300,000	33.81
01/07/2026	3,450	33.98
01/09/2026	200,000	33.63	33.49 – 33.78
01/12/2026	96,550	33.74
01/14/2026	90,000	30.47
01/20/2026	150,000	28.73	28.70 – 28.76
01/21/2026	1,103	28.00
01/22/2026	198,897	29.15	29.13 – 29.17
01/23/2026	123,931	29.44	29.43 – 29.44
01/27/2026	26,069	29.59	29.50 – 29.68